FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is an announcement issued by the John Lewis Partnership regarding the joint management and operation of the John Lewis, Peter Jones, and Waitrose storecard business by HFC Bank plc, an indirectly held subsidiary of HSBC Holdings plc.

JLP LINKS UP WITH HFC BANK TO ENHANCE STORE CARD OFFERING

John Lewis Partnership (JLP), the employee owned department store and supermarket group, today announces that it is entering into a long-term agreement with HFC Bank plc, a member of the HSBC Group, for the joint management and operation of the John Lewis, Peter Jones and Waitrose store card business.

The John Lewis Partnership has always placed great emphasis on a strong relationship with its extremely loyal account holders, and the continuing development of those links is a significant driver behind the new arrangements. Under the agreement the parties will work together to develop the JLP card business and to identify ways to enhance the card offering that are consistent with JLP's brands. Both parties bring complementary strengths. HFC Bank will bring its card knowledge, technology expertise and financing capabilities and JLP will bring its retailing expertise, customer knowledge and a clear understanding of the importance of the account card in its relationship with customers. JLP and HFC Bank are committed to maintaining the card's current competitive positioning, offering one of the lowest APRs of any store card on the high street.

There will be no immediate change for existing cardholders in the way their accounts are processed and customers do not need to take any action in response to this announcement.

As part of the transaction, JLP will transfer all of the back office administration functions relating to the JLP Customer Accounts business to HFC Bank's Birmingham office. This move will affect around 130 full time posts and a consultation process is underway with the Partners concerned. The transfer is expected to be completed by the beginning of 2004.

The agreement, which will initially last for 7 years, includes the payment of a £27m upfront premium to JLP, the transfer of £250m of existing account balances to HFC Bank and an ongoing revenue sharing arrangement based on the success of the card programme. The immediate financial effects of this move for John Lewis Partnership will be a reduction in consumer receivables and headline debt of £250m and operational cost savings of over £1m per annum. For accounting reasons the premium will be spread over a number of years and the effect on the Partnership's profits this year is expected to be neutral once reduced interest income and restructuring costs are taken into account.

Charlie Mayfield, Development Director of John Lewis Partnership commented:

"The John Lewis Account Card has been very successful, with over 1.8 million cards issued, and it remains a core part of our retail offering to customers. The agreement with HFC Bank, will improve the financial position for the Partnership, but most importantly it provides the basis for developing a card offer that will strengthen the relationships we already enjoy with millions of customers."

Ian Alexander, Group Finance Director of John Lewis Partnership added:

"Today's tie up with HFC Bank concludes a widespread review and consultation exercise within the Partnership as to the best way to improve the financing and efficiency of our card business. HFC Bank has extensive experience in the card market and brings the significant card expertise, technology and financial scale that will help us develop our card offering over time. The fact that they are also part of HSBC Group, who are one of JLP's main relationship bankers, gave us added comfort. Moreover, the transfer of £250m of debt from our balance sheet gives us additional headroom to consider other investment opportunities as appropriate."

Adrian Hill, Chief Executive of HFC Bank, said:

"We are delighted to be linking up with such a well known retailer as the John Lewis Partnership, whose brands are synonymous with trust, service and quality, key attributes for a card business. The combination of our respective skills together with our joint commitment to customer service will enable us to create a truly innovative and compelling card offering."

JLP has been advised on this transaction by Credit Suisse First Boston (Europe) Limited.

Key facts about the JLP store card business

Formed in early 1960s

1.8 million registered cardholders

860,000 active store card users

Current store card benefits:

Up to 8 weeks interest free credit

APR of 13.0%, making it the lowest APR store card on the High Street (Mintel)

Special Offers on a range of leisure activities

Discounted tickets for selected shows and events

Complimentary copy of Waitrose Food Illustrated

Quick Check & Quick Pay scanning system in Waitrose stores

Notes to Editors

John Lewis Partnership:

The John Lewis Partnership operates 26 department stores across the country and 141 Waitrose supermarkets in Central and Southern England (one in Wales). It is the UK's largest employee cooperative, with over 59,000 staff, known within the group as "Partners". The company's shares are held in a Trust, for the benefit of employees, and the business is managed by a combination of experienced managers and elected representatives with a remit to ensure that everyone who works for John Lewis can share in the benefits of ownership.

HFC Bank plc:

HFC Bank is one of the country's major credit card issuers, with over 3 million customers in the UK and is one of the largest point of sale credit providers in the UK for retailers such as PC World, Currys, Courts and Beatties. It is part of the HSBC Group, one of the largest banking organisations in the world, and has been successfully operating in the UK since 1974. Cards are issued under HFC Bank's own brand, marbles, through major partnerships with organisations such as Vauxhall Motors and through over 80 affinity arrangements with organisations such as the RSPCA, IoD, Open University.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 30, 2003